SECURITIES AND EXCHANGE COMMISSION
			WASHINGTON, D.C.  20549

			      FORM 12b-25

		      NOTIFICATION OF LATE FILING

					  Commission File Number 0-24058

	(Check one)

	( )  Form 10-K and Form 10-KSB          ( )     Form 11-K

	( )  Form 20-F     (X)  Form 10-Q and Form 10-QSB   ( ) Form N-SAR

	For period ended    March 31, 1998

	( )     Transition Report on Form 10-K and Form 10-KSB

	( )     Transition Report on Form 20-F

	( )     Transition Report on Form 11-K

	( )     Transition Report on Form 10-Q and Form 10-QSB

	( )     Transition Report on Form N-SAR

	For the transition period ended ___________________

	Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
__________________________________________________

				 PART 1
			 REGISTRANT INFORMATION

Full name of registrant       Western Country Clubs, Inc.

Former name if applicable       N/A

Address of principal executive office (Street and number)
					1601 N. W. Expressway, Suite 1610
City, state and zip code                Oklahoma City, OK 73118

				PART II
			 RULE 12b-25(b) AND (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   (X)  (b)     The subject annual report, semi-annual report, transition
		report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

				PART III
			       NARRATIVE

	State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

		The Form 10-QSB for Western Country Clubs, Inc. could not be filed within the prescribed time period for the following reason:

		During the first quarter of 1998, the Company lost its Chief Financial Officer due to resignation and taking of a position with another company. This caused additional duties previously performed by the Chief Financial Officer to have to be performed by an outside accounting firm.
		The transition resulted in delays in completing the first quarter financials. The Company expects that this is a one-time occurrence and should not happen again.

				PART IV
			   OTHER INFORMATION

	(1) Name and telephone number of person to contact in regard to this notification.

		    James E. Blacketer             (405) 848-0996
			  Name             (Area Code) (Telephone Number)

	(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

				(X)     Yes             ( )     No

	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

				( )     Yes             (X)     No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

			Western Country Clubs, Inc.
		(Name of Registrant as Specified in Charter)

		Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	Date   May 15,1998           By   /s/ James E. Blacketer,
					James E. Blacketer, President